November 30, 2022

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:       Top Ships Inc.

Registration Statement on Form F-1, as amended

Originally filed on September 22, 2022

File No. 333-267545

Ladies and Gentlemen:

On November 28, 2022, Maxim Group LLC, as placement agent, along with the above referenced registrant, requested acceleration of the effectiveness of the above-captioned Registration Statement on Form F-1 so that it would be made effective on November 30, 2022. The undersigned hereby withdraws such request.

Very truly yours,

Maxim Group LLC

By:	/s/ Clifford A. Teller
Name: Clifford A. Teller Title: Co-President